Exhibit 99.1

First Horizon National Corp. Moves Special and Annual Meetings of Shareholders to Virtual Format

MEMPHIS, Tenn., April 7, 2020 – First Horizon National Corp. (NYSE:FHN) announced today that due to the emerging public health impact of COVID-19, and to protect the health and well-being of its shareholders and employees, it will conduct both its Special and Annual Meetings of Shareholders in a virtual format.

Special Meeting Details

The Special Meeting of Shareholders will be held on Friday, April 24 at 10:00 a.m. Central Time. Shareholders as of the close of business on February 24, 2020, which is the record date for the Special Meeting, can attend online at https://web.lumiagm.com/272142770. A direct link to the virtual meeting site will also be posted on the Events and Presentations page of our website at https://ir.fhnc.com. Shareholders will be able to participate in the Special Meeting by entering the control number found in their previously received Special Meeting proxy materials, along with the meeting code: FIRSTHORIZON2020 (case sensitive).

Annual Meeting Details

The Annual Meeting of Shareholders will be held on Tuesday, April 28, 2020, at 10:00 a.m. Central Time. Shareholders as of the close of business on February 28, 2020, which is the record date for the Annual Meeting, can attend online at https://web.lumiagm.com/210087576. A direct link to the virtual meeting site will also be posted on the Events and Presentations page of our website at https://ir.fhnc.com. Shareholders will be able to participate in the Annual Meeting by entering the control number found in their previously received Annual Meeting proxy materials, along with the meeting code: FIRSTHORIZON2020 (case sensitive).

Legal Proxy

Shareholders holding shares through an intermediary, such as a broker, bank or other nominee, must obtain a legal proxy in advance to attend either virtual meeting by contacting their broker, bank or other nominee.

Technical Assistance

Help and technical support for accessing and participating in either virtual meeting will be available before and during each meeting by calling 877-536-3558. Online check-in will begin 30 minutes before each meeting. To access the proxy materials for either meeting, please visit: https://ir.fhnc.com/corporateprofile.

About First Horizon
First Horizon National Corp. (NYSE:FHN) provides financial services through First Horizon Bank, First Horizon Advisors, and FHN Financial businesses. The banking subsidiary was founded in 1864 and has the largest deposit market share in Tennessee. The company operates approximately 270 bank locations across the Southeast U.S. and 29 FHN Financial offices across the entire U.S. First Horizon Advisors wealth management group has more than 300 financial professionals and about $4.8 billion in assets under management. FHN Financial is a capital markets industry leader in fixed income sales, trading and strategies for institutional customers in the U.S. and abroad. The company is recognized as one of the nation’s best employers by Fortune and Forbes magazines and a Top 10 Most Reputable U.S. bank. More information is available at www.FirstHorizon.com.

FHN-G

Contact:     First Horizon Investor Relations, Aarti Bowman, (901) 523-4017
First Horizon Media Relations, Silvia Alvarez, (901) 523-4465